

April 21, 2023

Charles F. Boyle
Chief Financial Officer
Universal Health Realty Income Trust
367 South Gulph Road
P.O. Box 61558
King of Prussia, PA 19406

      Re: Universal Health Realty Income Trust
           Form 10-K for the fiscal year ended December 31, 2022
           Filed February 27, 2023
           File No. 001-09321

Dear Charles F. Boyle:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2022

2. Relationship with UHS and Related Party Transactions, page 67

1.   We note your disclosure that on December 31, 2021 you entered into an asset purchase and sale agreement whereby UHS purchased the real estate assets of Inland Valley Campus of Southwest Healthcare System for its fair market value of $79.6 million. Concurrently, UHS transferred the real estate assets for Aiken and Canyon Creek with a combined fair market value of $83.7 million. Given the difference in fair market values, the Company paid UHS $4.1 million in cash and a gain of approximately $68.4 million was recognized as a result of these transactions. We further note your disclosure on page 64 that in connection with this transaction, Aiken and Canyon Creek (as lessees), entered into a master lease and individual property leases with the Company as lessor. and that as a result of UHS' purchase option within the lease agreements of Aiken and Canyon Creek, the transaction is accounted for as a failed sale leaseback and accounted with UHS as a financing arrangement. In order to better understand the Company's accounting

treatment with these transactions, please further explain to us the following:

- Whether the Company is treating the sale of Inland Valley and the failed sale lease back of the Aiken and Canyon Creek properties as two separate transactions or as part of the same transaction; and
- How the Company determined it was appropriate to recognize a gain in the transaction and how it was calculated.

In providing your response please tell us how the Company applied the guidance in ASC 842-40 in arriving at its conclusion. Please also tell us whether the Company considered other guidance in its evaluation including but not limited to ASC 845-10 and ASC 610-20 for part or all of the transactions.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ameen Hamady at 202-551-3891 or in his absence, Isaac Esquivel at 202-551-3395 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction